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                           October 25, 2021

       Mark A. Schroeder
       Chairman and Chief Executive Officer
       German American Bancorp, Inc.
       711 Main Street, Box 810
       Jasper, Indiana 47547-0810

                                                        Re: German American
Bancorp, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 20,
2021
                                                            File No. 333-260386

       Dear Mr. Schroeder:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance